Exhibit 12.01
eBay Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratio data)

	Three Months Ended March 31,		Year Ended December 31,
	2018		2017		2016		2015		2014		2013
Income from Continuing Operations Before Income Taxes, Noncontrolling Interest and Income/Loss of Equity Method Investees	$548		$2,288		$3,672		$2,400		$2,539		$2,561
Add: Fixed Charges (1)	88		326		253		170		148		123
Earnings (2)	$636		$2,614		$3,925		$2,570		$2,687		$2,684
Fixed Charges (1)	$88		$326		$253		$170		$148		$123
Ratio of Earnings to Fixed Charges	7.2	x	8.0	x	15.5	x	15.1	x	18.2	x	21.8	x

(1)
Fixed Charges consist of interest expense and our estimate of an appropriate portion of rentals representative of the interest factor. The estimate of interest within rental expense is estimated to be one-third of rental expense.

(2)	Earnings consist of income from continuing operations before income taxes, noncontrolling interest and income/loss of equity method investees plus Fixed Charges.